SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed Consolidated Interim Financial Statements for the Nine Months Ended June 30, 2016 and 2015
99.2	Management’s Discussion and Analysis for the Nine Months Ended June 30, 2016 and 2015
99.3	Certification of Interim Filing: CEO
99.4	Certification of Interim Filing: CFO
99.5	Press Release Dated August 12, 2016 – ESSA PHARMA INC. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER JUNE 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: August 12, 2016	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer